March 31, 2011
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Popular, Inc. File No. 001-34084
Dear Mr. Clampitt:
This is in response to your letter dated February 23, 2011. Included below are our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation” or “Company”) Form l0-K for the year ended December 31, 2009, filed March 1, 2010; Schedule 14A, filed March 15, 2010; Amendments to Schedule 14A, filed March 19, 2010, April 19, 2010, and April 26, 2010; and Form 10-Qs for the quarterly periods ended March 31, June 30, and September 30, 2010.
In responding to the Staff’s comments, the Corporation acknowledges the following:
•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form l0-K for the Fiscal Year Ended December 31, 2009
Business, page 3
1.	Please confirm that the company will include, in future Forms 10-K, the narrative provided in your response letter dated November 12, 2010 as follows:
•	The narrative response on page 5;

•	The narrative responses on page 6;

•	The narrative responses and table on page 7; and

•	The narrative response on page 11.

This is in addition to the other parts of your response letter where you affirmatively indicated the company would include in future Forms 10-K, as applicable.
Management’s Response
We confirm that the Corporation included disclosure substantially similar to the narrative responses referred to above (except for the information regarding the amount and percentage of our mortgage loan portfolio considered subprime) in the Form 10-K for the year ended December 31, 2010 and intends to use similar disclosures (updated as necessary) in future Form 10-Ks.
Form 10-Q for the Quarter Ended September 30, 2010
Item 1. Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 3 — Sale of Processing and Technology Business, page 15
2.	We note your disclosure on page 15 that the leverage financing significantly impacted the resulting fair value of your retained interest in EVERTEC and the gain recognized from this transaction. In addition, we note you invested $35 million in senior unsecured notes from EVERTEC and purchased $58.2 million of the syndicated loan that were part of the leverage financing. Please provide us with a detailed analysis supporting your decision to deconsolidate EVERTEC in addition to addressing the following:
Management’s Response:
Management’s response to the fourth bullet below provides details on management’s analysis and considerations supporting the decision to deconsolidate EVERTEC.
Under ASC Subtopic 810-10, a parent shall deconsolidate a subsidiary as of the date the parent ceases to have a controlling financial interest in such subsidiary.
In order to deconsolidate a subsidiary and recognize the gain or loss in net income, the parent company must no longer control the company. On September 30, 2010, the Corporation sold 51% of its ownership interest in EVERTEC to an unrelated third party, effectively transferring the control of its subsidiary and retaining a non-controlling 49% interest in EVERTEC.
There are several protective rights included in the stockholders agreement that are designed to protect the Corporation in the sale transaction (see listing included in the fourth bullet). These protective rights are generally included in this type of transaction and are not intended to provide the Corporation with additional control or enable the Corporation to block significant decisions made in the ordinary course of business of the new EVERTEC company.
As indicated in ASC 810-10-25, non-controlling rights that are only protective in nature (referred to as protective rights) would not overcome the presumption that the owner of a majority voting interest shall consolidate its investee.
Another consideration in the analysis is the master service agreement (“MSA”) between the Corporation and the new EVERTEC company. This agreement entails certain services that the new EVERTEC company will continue to provide to the Corporation for an extended period of 15 years. The services have been provided by EVERTEC to the Corporation since its formation. The fees were established based on an arm’s length basis and any changes shall be agreed to by both parties. This agreement as well as the other arrangements as explained further in the fourth bullet would not provide additional rights to the Corporation to control or participate in significant decisions made in the ordinary course of business of the new Company.
The investment by the Corporation in senior unsecured notes from EVERTEC and purchase of a share of the syndicated loan as described in the second bullet below that were part of the leverage financing do not impact the conclusion of deconsolidation of EVERTEC since they did not provide the Corporation with additional non-controlling rights on EVERTEC. The leverage financing was obtained by EVERTEC as part of the sale transaction and not to finance the entity’s operations. Even though the Corporation will have additional risk, these investments will not provide controlling rights on the entity. EVERTEC’s operations in the ordinary course of business will continue to be directed by the majority voting interest owner.
•	Whether you have any other current or previous involvement with the party that has acquired a 51% interest in EVERTEC;
Management’s Response:
The Corporation does not have any other current or previous involvement with the party (funds managed by Apollo Management, L.P. (“Apollo”)) that acquired the 51% interest in EVERTEC.
•	The total amount of unsecured senior notes and the syndicated loan issued by EVERTEC in the transaction and held by you and other parties;
Management’s Response:
The total amount of unsecured senior notes and the syndicated loan issued by EVERTEC in the transaction and held by the Corporation is detailed below:
Unsecured senior notes issued by EVERTEC:
Held by Popular — $35 million
Held by other parties — $185 million
Total — $220 million
Syndicated loan issued by EVERTEC:
Held by Popular — $60 million ($58.2 million, net of discount)
Held by other parties — $295 million
Total — $355 million
Revolving facility:
Held by Popular — $0

Held by other parties — $50 million
Total — $50 million
•	The total amount of performance bonds and letters of credit issued by you as part of the merger as disclosed in the Form 8-K filed on September 21, 2010; and
Management’s Response:
Prior to the closing of the EVERTEC transaction (the “Closing”), EVERTEC had certain performance bonds outstanding, which were guaranteed by the Corporation under a general indemnity agreement between the Corporation and the insurance companies issuing the bonds. As part of the merger agreement, the Corporation agreed to maintain, for a 5-year period following the Closing, the guarantee of the performance bonds that EVERTEC had outstanding prior to Closing. The amount of the EVERTEC’s performance bonds guaranteed by the Corporation was approximately $21 million as of September 30, 2010.
In addition, EVERTEC has an existing letter of credit issued by Banco Popular de Puerto Rico, the Corporation’s principal banking subsidiary (“BPPR”), for an amount of $2.9 million. As part of the merger agreement, the Corporation agreed to maintain outstanding this letter of credit for a 5-year period following the Closing.
EVERTEC and the Corporation entered into a Reimbursement Agreement, in which EVERTEC will reimburse the Corporation for any losses incurred by the Corporation in connection with the performance bonds and letter of credit described above. Since the possible losses resulting from these agreements are considered insignificant, Management concluded that these agreements do not impact the control analysis of EVERTEC.
•	How you considered the existence of master service agreements, your agreement to commit to support the ATH debit cards and ATH network, and any other involvement necessary for a complete understanding of the transaction and in support of your accounting.
Management’s Response:
The Corporation considered the following, among other factors, in support of the Corporation’s accounting conclusion to deconsolidate EVERTEC pursuant to the accounting guidance under ASC Subtopic 810-10.
Stockholder Agreement
On September 30, 2010, Carib Holdings, Inc. (“Holdings”), the Corporation and AP Carib Holdings, Ltd. (the “Principal Stockholders”) entered into a Stockholder Agreement (the “Stockholder Agreement”) that governs the corporate governance and operation of Holdings, a company to which the Principal Stockholders contributed their respective shares of EVERTEC capital stock immediately following the effective time of the merger in exchange for 51% and 49%, respectively, of the voting capital stock of Holdings. According to ASC 810-10-15-8, the principal condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one reporting entity, directly or indirectly, of over 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.
Pursuant to the Stockholder Agreement, the nine-member Board of Directors of Holdings was initially comprised of five directors named by AP Carib Holdings, Ltd., three directors named by the Corporation and the CEO of Holdings. EVERTEC’s Board of Directors is comprised of the same members as the Board of Directors of Holdings. The Principal Stockholders are subject to limited pre-emptive rights and restrictions on the transfer of their interests in Holdings, as described in the Stockholder Agreement. The Corporation’s 3 directors or 33.33% representation on the Board of Directors of Holdings is not considered a controlling financial interest in Holdings compared to the 6 member positions held by AP Carib Holdings, Ltd or 56% representation on the Board.
The Corporation also evaluated several protective rights included in the Stockholders Agreement that are designed to protect the Corporation. Such protective rights are customary in this type of transaction and are not intended to provide the Corporation with additional control or enable the Corporation to block significant decisions made in the ordinary course of business of Holdings. As indicated in ASC 810-10-25, non-controlling rights that are only protective in nature would not overcome the presumption that the owner of a majority voting interest shall consolidate its investee.
The provisions included in the Stockholder Agreement that are protective in nature include certain actions that would require the prior consent of the Principal Stockholders. These actions include:

▪	amending any organizational documents (i.e., articles of incorporation and by-laws)
o	Considered a general and customary protective right
▪	issuance of new equity
o	Considered a general and customary protective right
▪	any initial public offering of Holdings prior to the 2nd anniversary of the Closing
o	Considered a general and customary protective right
▪	any Change of Control (as defined in the Stockholder Agreement) of Holdings prior to the date that is 30 months after the Closing
o	Considered a general and customary protective right
▪	any sale, transfer or other disposition of assets of Holdings or any subsidiary of Holdings, in one or a series of related transactions, which assets generated more than either 15% of Holdings’ consolidated annual revenues or $45 million in annual revenue
o	Since its organization in 2004, EVERTEC has not made any sale or transfer of assets with a value higher than the proposed threshold. Therefore, these decisions would not be considered in the ordinary course of business pursuant to ASC 810-10-25-5. As indicated in ASC 810-10-25-5, the assessment of whether the rights of a noncontrolling shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee shall be based on whether the noncontrolling rights, individually or in the aggregate, provide for the noncontrolling shareholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. Effective participation means the ability to block significant decisions proposed by the investor who has a majority voting interest. That is, control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take an action that is significant in the ordinary course of business if it has been vetoed by the noncontrolling shareholder.
▪	any acquisition of assets or investment in any other entity by Holdings or any subsidiary of Holdings, in one or a series of related transactions, which assets or investment would generate more than either 25% of Holdings’ consolidated pro forma annual revenues or $75 million in annual revenues
o	Since the formation of EVERTEC in 2004, the largest acquisition completed by EVERTEC was ScanData for $8 million, which is significantly lower than the $75 million or 25% threshold. Therefore, these decisions would not be considered in the ordinary course of business.
▪	any incurrence of debt by Holding or any of its subsidiaries in an amount that would cause the Debt to EBITDA ratio to exceed 6.0x
o	This threshold of 6.0x debt to EBITDA would represent a level at which EVERTEC would be significantly leveraged. To put it in perspective, the leverage obtained as a result of this transaction of $570 million was around 5.25x debt to EBITDA. Also, since its formation, EVERTEC has not incurred in any type of debt, except for the leverage debt related to this transaction, and thus, the incurrence of any debt will not be considered in the ordinary course of business. The purpose of this clause is to protect the minority stockholder of decisions taken by the majority shareholder to use excess leverage in EVERTEC that could put the value of the investment at risk.
▪	entry into or amendment of any substantial contract by Holdings or any subsidiary in excess of $20 million
o	This represents decisions of entering into an agreement that would require capital expenditures in excess of $20 million, which is considered a very significant amount. Contracts for an amount of capital expenditures in excess of the stated threshold would not be considered a decision in the ordinary course of business. To give some perspective about how material is the $20 million threshold, EVERTEC’s annual total capital expenditure is approximately $30 million and there was no single contract requiring $20 million.
▪	any engagement by the Holdings or any subsidiary of Holdings, directly or indirectly, in one or a series of related transactions with (i) any Principal Stockholder, (ii) any affiliate of a Principal Stockholder, (iii) any entity in which a Principal Stockholder or any of its affiliates holds more than 50% of such entity’s equity securities or (iv) any executive management employee of Holdings, other than (x) in the case of clauses (i), (ii) or (iii) above, the payment of certain management fees in accordance with its terms, (y) in the case of clauses (ii) or (iii) above, transactions that are entered into on arm’s length terms in the ordinary course of business, and (z) in accordance with any agreement executed and delivered at closing with the consent of Apollo and the Corporation.

▪	election, termination or replacement of the independent auditor of Holdings or any subsidiary of Holdings;

▪	any appointment or removal of the CEO of Holdings during the first year following the Closing; and

▪	any material change to EVERTEC’s Management Long-Term Compensation Plan
o	Changes to the Management Long-Term Compensation Plan that require supermajority vote would mainly be significant changes to management compensation plans involving equity or equity related instruments (stocks, options, etc.) that may affect the ownership structure of the company. This supermajority right would not be for management compensation decisions in the ordinary course of business.
Besides the actions that require the consent of the principal shareholders, there are other restrictions also designed to protect the Corporation, which include restrictions on any stockholder from directly or indirectly selling, exchanging, transferring, assigning, pledging, encumbering or otherwise disposing of any of its shares prior to 30 months after the Closing. Also, included in the agreement are the rights of first offers, buyer drag rights, seller tag rights and restrictions on new business activities that would not be permitted under regulatory banking laws and regulations. All of these restrictions were evaluated and were considered standard rights and protective in nature and do not provide any shareholder with additional controlling rights. A Principal Stockholder may not transfer, without prior written approval of the other Principal Stockholder, any of its shares to any financial institution with operations in Puerto Rico (other than the Corporation and its affiliates). However, following the 30-month restriction period, AP Carib Holdings, Ltd. may sell its shares to financial institutions outside Puerto Rico. This restriction objective is to only limit local direct competitors from obtaining the shares. The Corporation received around 10 other bids from other entities which were also outside of Puerto Rico demonstrating interest from institutions outside of Puerto Rico to purchase the entity.
In addition, until the first anniversary of the date of the Stockholder Agreement, no stockholder or any affiliate thereof, may beneficially own or acquire, in the aggregate, greater than 20% of any class of indebtedness of EVERTEC or any of its subsidiaries, which is a mutually protective right.
Pursuant to the Stockholder Agreement, dividends will be paid in accordance with Holdings’ and EVERTEC’s dividend policy as declared by their Board of Directors. The business and affairs of EVERTEC shall be conducted in accordance with an annual business plan and budget. Therefore, EVERTEC’s dividend policy and business plan are controlled by its Board of Directors and its management.
The following agreements were evaluated by the Corporation’s management to assess whether they include any additional right or clause that would provide the Corporation with a controlling right or give an ability to the Corporation to block any decisions that could be made in the ordinary course of business of EVERTEC. Management concluded that the MSA service agreement, ATH Network Participation Agreement, ATH Support Agreement and Technology Agreement do not include any additional controlling right or give the Corporation the ability to block any decisions made in the ordinary course of business of EVERTEC that would provide Popular with a controlling interest in EVERTEC. These agreements are described below:
Amended and Restated Master Service Agreement (MSA)
In connection with the transaction described above, the Corporation, BPPR and EVERTEC entered into the Amended and Restated Master Service Agreement (the “MSA”) and related letter agreement (the “Letter Agreement”), pursuant to which EVERTEC will provide various processing and information technology services to the Corporation, BPPR and their respective subsidiaries. The MSA provides for a fifteen year term commencing on September 30, 2010 (subject to an option of EVERTEC to extend such term by an additional three years upon a change of control of the Corporation or BPPR). After the initial term, the MSA renews automatically for successive three year periods, unless a party gives written notice to the other parties not less than one year prior to the relevant renewal date. The MSA provides for termination by a party (i) for the other party’s breach of the agreement that results in a material adverse effect on the terminating party that continues for more than 90 days, (ii) for a failure by the other party to pay any properly submitted invoice for a material amount in the aggregate that is undisputed for a period of more than 60 days, or (iii) for a prohibited assignment of the MSA by the other party. The MSA also includes a requirement that if BPPR or any of its subsidiaries transfers 50% or more of BPPR’s consolidated assets in Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands (the “Region”), or assets that generate 50% or more of BPPR’s consolidated revenues in the Region for the full twelve-month period ending at the time of transfer, then BPPR shall assign all of its rights, duties and obligations under the MSA to such transferee.
The services indicated in the MSA have been provided by EVERTEC to the Corporation since the creation of EVERTEC. The fees in the MSA were established based on an arm’s length basis and any future changes shall be agreed to by both parties. The fees shall be adjusted annually on each yearly anniversary date of the MSA for changes in the Consumer Price Index (CPI); provided that any adjustment will not exceed 5% per year. The MSA does not provide additional rights to the Corporation to control or participate in significant decisions made in the ordinary course of business of EVERTEC. Since the agreement extends for a 15-year period, the Corporation will not be able to terminate such service agreement during the period and thus, would not be able to block any decisions made by the controlling interest entity (the acquiring entity). The Corporation may terminate the MSA only for material breaches to the agreement that are not cured by EVERTEC during a reasonable period of time. Additionally, if EVERTEC fails to provide the services in accordance with the MSA, but it corrects any service deficiencies or notifies the Corporation of its plans and timetable to correct such deficiencies within a period of 30 days following the receipt of notice from the Corporation detailing such deficiencies, then the MSA will continue in full force and effect in accordance with its terms. If EVERTEC fails to correct the deficiencies within such 30-day period, the Corporation may terminate the MSA.
Technology Agreement
The Corporation and EVERTEC entered into the Technology Agreement (the “Technology Agreement”), pursuant to which EVERTEC deposited certain proprietary software, technology and other assets into escrow within 90 days of the Closing, and thereafter on a semi-annual basis during the term of the MSA and the term of any transition period under the MSA. As specified in the Technology Agreement, the Corporation has the right and option, upon the occurrence of certain release events, to obtain the release of part, and upon the occurrence of other release events, all of the materials deposited into escrow. Upon the occurrence of any release event, the Corporation also has the option to elect to exercise its rights under a license granted by EVERTEC to the Corporation to use and otherwise exploit all or any part of the released materials for the term (perpetual or term-limited) specified by the Corporation.
The establishment of an escrow agent is a normal arrangement in this type of contract and provides no control to the Corporation under the normal course of business of EVERTEC that may impact the accounting conclusion. Release events include:
     (a) failure of, or failure to provide, a service (including any transition service) under the MSA that has a material adverse impact on or significantly degrades the availability, use or performance of such service or the relevant business of the Corporation or any of its affiliates, if such failure remains uncured seventy-two (72) hours after written notice thereof to EVERTEC (“Service Failure”) or a Material Breach (as defined in the MSA) by EVERTEC under the MSA that is not cured within the time period specified under the MSA;
     (b) expiration or termination of the MSA for any reason;
     (c) EVERTEC is subject to a voluntary or involuntary bankruptcy proceeding;
     (d) regulatory requirement;
     (e) EVERTEC declines the Corporation’s request for certain improvements, enhancements or other developments (“Requested Improvements”) that EVERTEC is capable of fulfilling; and
     (f) EVERTEC notifies the Corporation that it is incapable for any reason of fulfilling or otherwise does not accept the Corporation’s request for Requested Improvements or EVERTEC accepts the Corporation’s request for Requested Improvements and fails to satisfy, in any material respect, any material terms upon which the Parties have agreed such Requested Improvements will be provided.
If EVERTEC does not agree that a Release Event has occurred, it may dispute the basis for the release through the arbitration procedures.
Amended and Restated ATH Network Participation Agreement
BPPR and EVERTEC entered into the Amended and Restated ATH Network Participation Agreement (the “ATH Network Participation Agreement”) pursuant to which EVERTEC (i) gave BPPR access to the ATH network owned and operated by EVERTEC by providing various services (the “ATH Network Services”), including connecting BPPR’s ATMs to the ATH network, monitoring BPPR’s ATMs, agreeing to forward transactions from connected terminals to the participant of the ATH network and settling transactions among ATH network participants from all point-of-sale and ATM terminals on a daily basis and (ii) granted to BPPR, a non-exclusive, non-transferable, limited, royalty free license to use the ATH logo and the ATH word mark and any other trademarks or service marks used by EVERTEC in connection with the ATH network (collectively, the “ATH Mark”) within the United States territories, the Commonwealth of Puerto Rico, and any other country where the ATH Mark is registered or subject to registration. The ATH Network Participation Agreement provides for a 15 year term commencing upon the closing of the Merger (subject to an option of EVERTEC to extend such term by an additional three years upon a change of control of BPPR). After the initial term, the ATH Network Participation Agreement will renew automatically for successive one year periods, unless a party gives written notice to the other parties not less than 1 year prior to the relevant renewal date. The ATH Network Participation Agreement provides for termination (i) by EVERTEC if BPPR commits a material breach, which includes, but is not limited to (a) any activities or actions of BPPR which reflect adversely on the business reputation of EVERTEC, any participant in the ATH Network or (b) any breach of the license described above, (ii) by BPPR, if EVERTEC commits a breach or series of breaches that results in a material adverse effect on BPPR or (iii) by either party (a) for a failure by the other party to pay any properly submitted invoice for a material amount in the aggregate that is undisputed for a period of more than 60 days, or (b) for a prohibited assignment of the ATH Network Participation Agreement by the other party.
In addition, BPPR has agreed to grant EVERTEC a right of first refusal with respect to any development, maintenance or other technology project related to the ATH Network Services and will agree to exclusively use EVERTEC to provide the ATH Network Services throughout the term of the ATH Network Participation Agreement.
Based on the terms of the ATH Network Participation Agreement, which extends for 15 years, EVERTEC has control over the ATH Network.
ATH Support Agreement
BPPR and EVERTEC entered into the ATH Support Agreement (the “ATH Support Agreement”) pursuant to which BPPR has agreed to support the ATH brand by (i) supporting, promoting and marketing the ATH Network and brand and debit cards bearing the symbol of the ATH Network, either exclusively or with the symbol of another credit card association, (ii) issuing in each successive twelve-month period at least a set minimum number of debit cards exclusively bearing the symbol of the ATH network (“ATH Debit Cards”). BPPR is not responsible for any failure to issue at least the required minimum number of ATH Debit Cards under the ATH Support Agreement during any twelve-month period if as a result of factors outside BPPR’s control there is a change in demand for debit cards (including a reduction in the demand for ATH Debit Cards ), an increase in demand for debit cards bearing the symbol of the ATH network and the symbol of another credit card association (“Dual Branded Debit Cards”) or the development of new payment technologies in the market that result in a decrease in demand for debit cards (including a reduction in demand for ATH Debit Cards). BPPR has also agreed not to, and will not create incentives for its or its affiliates personnel to, promote, support or market (i) debit cards other than ATH Debit Cards or Dual Branded Debit Cards or (ii) credit cards in a manner targeted to negatively impact the issuance of ATH Debit Cards and Dual Branded Debit Cards. The ATH Support Agreement will terminate upon the earlier of 15 years after the date of the closing of the Merger or the termination of the MSA. BPPR has agreed that, during the term of the ATH Support Agreement, it may not directly or indirectly enter into any agreement with another card association to issue Dual Branded Debit Cards without EVERTEC’s prior written consent. Under the ATH Support Agreement, if BPPR desires to enter into such an agreement, it will consult with EVERTEC and provide documentation and other support requested by EVERTEC to demonstrate that BPPR’s entry into the agreement will have a direct economic benefit to EVERTEC. EVERTEC will then be required to make a good faith determination based on such documentation and support whether to consent to BPPR’s entry into the agreement.

Based on the terms of the ATH Support Agreement as described above, EVERTEC has control and the agreement is structured to benefit EVERTEC and not to provide control to BPPR. For example, the agreement provides that BPPR would have to request prior written consent from EVERTEC to enter in other card association agreements and must demonstrate a direct economic benefit to EVERTEC.
Amended and Restated Independent Sales Organization Sponsorship and Service Agreement
BPPR and EVERTEC entered into the Amended and Restated Independent Sales Organization Sponsorship and Service Agreement (the “ISO Agreement”) pursuant to which BPPR will sponsor EVERTEC as an independent sales organization with respect to certain credit card associations and EVERTEC will accept certain responsibilities as an independent sales organization. The term of the ISO Agreement will continue until December 31, 2025 and thereafter will be automatically renewed for successive three year periods unless written notice of non-renewal is given at least one year in advance by either party.
Pursuant to the ISO Agreement, BPPR has agreed to exclusively refer to EVERTEC any merchant that inquires about, requests or otherwise evidences interest in the payment and transaction processing services provided by EVERTEC under the ISO Agreement (“Merchant Services”). BPPR will receive a referral fee for each merchant referred that subsequently agrees to receive Merchant Services from EVERTEC. EVERTEC has also agreed under the ISO Agreement to refer to BPPR any merchant doing business in Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands that inquires about, requests or otherwise evidences interest in banking services or products.
During the term of the ISO Agreement and for one year following the termination of the ISO Agreement for any reason, BPPR may not cause any independent sales organization sponsored by BPPR to solicit any merchant receiving Merchant Services from EVERTEC to receive such services instead from another independent sales organization. This non-solicitation restriction does not apply, however, to (i) any banking customer of BPPR to which EVERTEC is unable or unwilling to provide Merchant Services and (ii) to any merchant with respect to the solicitation by BPPR to provide banking services and products.
The above ISO agreement has little or no impact on the accounting conclusion.
Conclusion
Based on ASC 810-10-55-4a, a parent that sells all or part of its ownership in its subsidiary, and as a result, the parent no longer has a controlling financial interest in the subsidiary, results in the deconsolidation of the subsidiary.
Following the sale of 51% interest of EVERTEC, Management determined that EVERTEC is a voting interest entity since it does not possesses any of the characteristics of a variable interest entity. Under the voting interest model, generally the investor that has voting control (usually more than 50 percent of an entity’s voting interests) consolidates the entity. Taking into consideration the analysis of the above agreements, Management concluded that the Corporation does not have any non-controlling right that would preclude consolidation by the majority controlling interest holder. The Corporation accounted for the deconsolidation of the subsidiary under ASC Subtopic 810-10. The retained non-controlling interest will be accounted for by the Corporation as an investment accounted for under the equity method. The equity pick-up is adjusted to reflect the intercompany eliminations related to the services provided by EVERTEC to the Corporation and to the investment by the Corporation in the leverage sale financing.
Note 10 — Loans Held-in-Portfolio and Allowance for Loan Losses, page 31
3.	We note your response to prior comment 10 of our letter dated September 24, 2010. Specifically, you state that during your evaluation and assignment of loans into pools based on the guidance in ASC 310-30 you established 56 performing multi-loan pools and 22 performing single-loan pools. Please tell us and revise your future filings beginning with your 2010 Form 10-K to separately disclose the loans at acquisition that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please also provide separate ASC 310-30-50 disclosures for both groups of loans.
Management’s Response:
Commencing with the Form 10-Q for the quarter ended March 31, 2011, we will segregate loans at acquisition that met the criteria of ASC 310-30 (“credit impaired loans”) and those loans that we analogized to ASC 310-30 (“non-credit impaired loans”). Also, we will expand the ASC 310-30-50 disclosures for both groups of loans. Tabular disclosures to be included as part of the loan disclosures in the notes to the financial statements will include:
“The carrying amount and outstanding balance of the acquired loans at March 31, 2011 and December 31, 2010 consisted of loans determined to be impaired at the time of acquisition, which are accounted for in accordance with ASC Subtopic 310-30 (“credit impaired loans”), and loans that were considered to be performing at the acquisition date, accounted for by analogy to ASC Subtopic 310-30 (“non-credit impaired loans”), as detailed in the following tables.

	March 31, 2011			December 31, 2010
	Carrying amount			Carrying amount
	Credit	Non-credit		Credit	Non-credit
	Impaired	Impaired		Impaired	Impaired
(In thousands)	Loans	Loans	Total	Loans	Loans	Total

Commercial real estate
Commercial and industrial
Construction
Mortgage
Lease financing
Consumer:
Credit cards
Home equity lines of credit
Personal
Auto
Other

Total

The following table presents loans acquired during the quarter ended March 31, 2011 and year ended December 31, 2010 determined to be impaired at the time of acquisition, which are accounted for in accordance with ASC Topic 310-30 (“credit impaired loans”), and loans that were considered to be performing at the acquisition date, accounted for by analogy to ASC Topic 310-30 (“non-credit impaired loans”).

December 31, 2010
	Credit	Non-credit
	Impaired	Impaired
(In thousands)	Loans	Loans

Contractually-required principal and interest non-accretable difference

Cash flows expected to be collected accretable yield

Fair value of loans accounted for under ASC Subtopic 310-30

The following is a summary of changes in the accretable yields of acquired loans.

Quarter ended March 31, 2011
	Credit		Non-credit
	Impaired		Impaired
	Loans		Loans
		Carrying		Carrying
	Accretable	amount	Accretable	amount
(In thousands)	yield	of loans	yield	of loans

Balance at beginning of period
Additions due to acquisitions
Transfers from nonaccretable difference to accretable yield
Accretion
Payments received

Balance at end of period

A summary of changes in the allowance for loan losses for the quarter ended March 31, 2011 with respect to acquired loans determined to be impaired at the time of acquisition, which are accounted for in accordance with ASC Topic 310-30 (“credit impaired loans”), and loans that were considered to be performing at the acquisition date, accounted for by analogy to ASC Topic 310-30 (“non-credit impaired loans”) is presented in the following tables.

Quarter ended March 31, 2011
	Credit	Non-credit
	Impaired	Impaired
	Loans	Loans
(In thousands)

Balance at beginning of period
Provision for loan losses
Loans charged-off
Recoveries

Balance at end of period

Note 19 — Commitments, Contingencies, and Guarantees, page 45
4.	We note your response to prior comment 12 of our letter dated September 24, 2010 which in addition to providing an enhanced understanding into your methodology for determining your representations and warranties exposure also includes information related to the trends in payment and settlement of claims and your roll-forward analysis of the reserves. In an effort to provide clear and transparent disclosures please include this information from your response in future filings beginning with your 2010 Form 10-K.
Management’s Response
The Corporation included this disclosure in Section “Contractual Obligations and Commercial Commitments” of the Management Discussion and Analysis (MD&A) of our Form 10-K for the year ended December 31, 2010. We will include similar disclosures in future filings.
Note 21 — Fair Value Measurement, Page 51
5.	We note in your response to prior comment 13 of our letter dated September 24, 2010 that you update appraisals for loans secured by real estate every one to three years depending on loan type, loan amount, and loan specifics (i.e. refinance, modification, nonperforming and/or impaired). Please tell us and include in future filings beginning with your 2010 Form 10-K the following:
•	Approximate amount or percentage of impaired loans for which the Company relied on an appraisal that was more than one year old to assist in measuring impairment;

Management’s Response:
The Corporation will revise its disclosure to include information related to the approximate amount and percentage of impaired loans which the Corporation relied on appraisals dated more than one year old for purposes of impairment measurement. The Corporation intends to include a disclosure similar to the following in the quarterly report starting with the Form 10-Q for the quarter ending March 31, 2011:

	December 31, 2010
	Total Impaired Loans – Held-in-portfolio (HIP)
		Outstanding Principal	Appraisals of Impaired
(Dollars in thousands)	# of Loans	Balance	Loans Over One-Year Old

Total commercial	372	$462,379	47%
Total construction	89	214,910	32%
•	The specific procedures you perform and third-party evidence you rely upon to update the valuation of the underlying collateral in between appraisal dates; and
Management’s Response:
The Corporation requests updated appraisal reports from pre-approved appraisers for loans that are considered impaired and individually analyzed following a corporate reappraisal policy. This policy requires updated appraisals for loans secured by real estate (including construction loans) either annually, every two years or every three years depending on the total exposure of the borrower. As a general procedure, the specialized appraisal review unit of the Corporation’s Credit Risk Management Division internally reviews appraisals following certain materiality benchmarks. In addition to evaluate the reasonability of the appraisal reports, these reviews monitor that appraisals are performed following the Uniform Standards of Professional Appraisal Practice (“USPAP”).
Appraisals may be adjusted due to age or general market conditions. The adjustments applied are based upon internal information, like other appraisals and/or loss severity information, that can provide historical trends in the real estate markets. Specifically, in commercial and construction loans and depending on the type of property and/or the age of the appraisal, downward adjustments can range from 10% to 40% (including the cost to sell).
For mortgage loans secured by residential real estate properties, a current assessment of value is made not later than 180 days past the contractual due date. Any outstanding loan balance in excess of the estimated value of the property, less cost to sell, is charged-off. For this purposes and for residential real estate properties, the Corporation requests Independent Broker Price Opinion of Value of the subject collateral property at least annually. In the case of the Puerto Rico mortgage loan portfolio, Independent Broker Price Opinions of Value of the subject collateral properties are subject downward adjustment (cost to sell) of 5%. In the case of the U.S. mortgage loan portfolio, downward adjustments range from 0% to 30% depending on the age of the appraisal and the location of the property.

The Corporation intends to include similar information in the quarterly report on Form 10-Q for the quarter ending on March 31, 2011.
•	A detailed explanation by loan type of the discounts you apply to appraisals due to age or general market conditions. Also discuss whether you perform your own analysis of market comparables based on more recent data to determine the discount.
Management’s Response:
On a quarterly basis, for commercial and construction loans, the Corporation evaluates the discount factors applied to appraisals due to age or general market conditions comparing these to the aggregate value trends in commercial and construction properties. The main source of information is new appraisals received by the Corporation and/or recent sales data. In Puerto Rico, for commercial and construction appraisals less than 1 year old we generally use 90% of the appraised value for reserve determination. If the appraisal is over one year old, we generally use 75% of the appraised value, in the case for commercial loans. In the case of construction loans this factor can reach to 60% of the appraised value. In the Corporation’s U.S. operations, we usually use 70% of appraised value. This discount was determined based on a study of OREO, short sale and loan sale transactions during the past two years, comparing net proceeds received by the bank relative to most recent appraised value of the properties. However, additional haircuts can be applied depending upon the age of appraisal, the region and the condition of the project. Factors are based on appraisal changes and/or trends in loss severities. Discount rates discussed above include cost to sell.
6.	We note in your response to prior comment 13 of our letter dated September 24, 2010 that in many of your impaired construction loans the “as developed” collateral value is used since completing the project reflects the best exit strategy in terms of potential loss reduction. In addition, we note your response states as a general rule the appraisal valuation used by you for impaired construction loans is based on a discounted value to a single purchaser, discounted sell out, or “as is” depending on the condition and status of the project and the performance of the same. Please tell us as of December 31, 2010 the percentage of your impaired construction loans that you relied upon an “as developed” collateral valuation versus an “as is” appraisal. In addition, please tell us and expand your disclosures to discuss in more detail how the condition and status of the project and the performance impacts your appraisal decision.

Management’s Response:
As of December 31, 2010, the percentage of the Corporation’s impaired construction loans that we relied upon “as developed” and “as is” was as follows:

	“As is”			“As developed”
As a % of
			As a % of total			total
			construction			construction	Average %
		Amount	impaired loans		Amount	impaired	of
(Dollars in thousands)	Count	in $	HIP	Count	in $	loans HIP	completion

Loans Held-in Portfolio	34	$97,874	46%	18	$117,037	54%	94%
The Corporation intends to include a disclosure similar to the following in the quarterly report on Form 10-Q for the quarter ending on March 31, 2011:
As of March 31, 2011, the Corporation accounted for $____ impaired construction loans under the “as developed” value. This approach is used since the current plan is that the project will be completed and it reflects the best strategy to reduce potential losses based on the prospects of the project. The costs to complete the project and the related increase in debt are considered an integral part of the individual reserve determination.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Credit Risk Management and Loan Quality, page 127
7.	We note from your response to prior comment 15 of our letter dated September 24, 2010 that loans on non-accrual at modification remain on non-accrual status until the borrower demonstrates the willingness and capacity to comply with the restructured terms. Also, we note the factors you consider in your determination to restructure a loan. Please include this information from your response in your future filings beginning with your 2010 Form 10-K. In addition, please also include a discussion of the factors you consider in your determination to keep restructured performing loans on accrual status at the modification date.
Management’s Response:
The Corporation will revise its disclosure to include information related to TDRs - Held-In-Portfolio and a disclosure similar to the following in the quarterly report on Form 10-Q for the quarter ending March 31, 2011.

December 31, 2010

	Accruing	Non-Accruing	Total

TDRs:	(In Thousands)
Commercial	$77,278	$80,919	$158,197
Construction	—	92,184	92,184
Mortgage	68,831	107,791	176,622
Consumer	123,012	10,804	133,816

Total	$269,121	$291,698	$560,819

Loans classified as TDRs are reported in non-accrual status if the loan was in non-accruing status at the time of the modification. The TDR loan will continue in non-accrual status until the borrower has demonstrated a willingness and ability to make timely and consecutive payments consistent with the restructured terms (at least six months of sustained performance after classified as TDR). Loans classified as TDRs are excluded from TDR status if performance under the restructured terms exists for a reasonable period (at least twelve months of sustained performance after classified) and the loan yields a market rate.
In general, loans classified as TDRs are maintained in accrual status if the loan was in accrual status at the time of the modification. Other factors considered in this determination include a credit evaluation of the borrower’s financial condition and prospects for repayment under the revised terms.
8.	We note your disclosure beginning on page 131 that commercial and construction troubled-debt-restructurings (TDRs) at September 30, 2010 totaled $204 million and $343 million, respectively. Please tell us and revise your future filings beginning with your 2010 Form 10-K to address the following related to the commercial and construction loan modifications:
•	Whether you have any commercial and construction loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
Management’s Response:
We have no commercial or construction loans that have been extended and not considered impaired due to existence of guarantees. Impairment determination on individually analyzed cases is based on financial fundamentals related to the first source of repayment and collateral of the loan. Impairment determination is not based on personal guarantees.
•	To the extent you extend the loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

Management’s Response:
TDR determinations on loan extensions are not influenced by the existence of personal guarantees. Loan extensions are approved based on financial analysis of the credit facility, emphasizing credit fundamentals such as debt service capacity and collateral strength. In this regard, an extension of a credit facility can be considered a TDR if the borrower is facing financial difficulties and the Corporation made a concession in the new loan structure. The existence of personal guarantee does not change this determination.
•	Disclose in detail how you evaluate the financial strength of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
Management’s Response:
Financial statements of the guarantor are required and analyzed as part of the initial credit facility underwriting. Guarantor’s financial information needs to be updated annually. In addition, global debt service coverage analysis of the guarantor is required as part of our procedures and performed when information is available.
•	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;
Management’s Response:
In most cases, the Corporation obtains personal guarantees from the owners of a corporation, partnership or any other form of a business entity. From the Corporation’s perspective, a personal guaranty ensures the personal and business interests of the owners are equivalent. If the business entity defaults on the loan, the guarantor has a vested interest to have the default cured.
The Corporation focuses its analysis on the guarantor emphasizing: character, debt service capacity and capital.
As explained below, being principally a secured lender, the Corporation does not consider personal guarantees in its impairment determination.
•	Disclose how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

Management’s Response:
As a secured lender, the amount of personal guarantees collected by the Corporation has not been material. This is the primary reason the Corporation does not consider personal guarantees in its impairment determination. The Corporation evaluates the guarantor’s financial position and possibilities and, when deemed required, asset searches are performed and where equity is identified, it is either pursued or used as leverage in negotiations with guarantor. The Corporation often negotiates the partial or total release of a guarantee as leverage to obtain concessions from borrowers, such as not objecting to foreclosure or sales of collateral.
•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.
Management’s Response:
The Corporation has no instances in which the outstanding principal balance of an impaired loan is in excess of the appraised value but no impairment is recognized due to the existence of guarantees.
Item lA. Risk Factors
Risk Related to Regulatory Reform, page 160
9.	We note the disclosure in your Form 10-Q for the quarter ended September 30, 2010, and in Exhibit B to your letter to the staff dated November 12, 2010, that you and your subsidiaries conduct business with financial institutions and card payment networks in countries whose nationals, including some of your customers’ customers, engage in transactions in sanctioned countries including Cuba. Please tell us whether the sanctioned countries to which you refer include Iran, Syria and Sudan. Iran, Syria, Sudan, and Cuba are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan, and Cuba, whether through subsidiaries or other direct or indirect arrangements, including processing transactions by nationals or residents of these countries. Your response should describe any services or products you have provided to Iran, Syria, Sudan, or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan, or Cuba, or entities controlled by these governments.

Management’s Response:

To better assist the Staff in understanding our disclosure and to place our response in the appropriate context, we believe it is important to provide certain information with respect to the business of EVERTEC, Inc. (“EVERTEC”) and our ongoing contractual relationship with EVERTEC following the sale by us in the third quarter of 2010 of a 51% ownership interest in EVERTEC to an unrelated third party.

The Business of EVERTEC
As part of its business, EVERTEC, by and through its subsidiaries, provides credit and debit card transaction processing services on an outsourced basis to card issuing banks (the “Issuer Banks”) located in Puerto Rico, Latin America and the Caribbean. As a third party processor, EVERTEC authorizes or rejects transactions on behalf of the Issuer Banks. In this process, EVERTEC follows the parameters established by the Issuer Banks and the operating rules of card operators, such as Visa and Master Card (the “Card Associations”). 1
The transactions that EVERTEC receives for processing are initiated by merchants doing business with individuals who have received a credit card from an Issuer Bank, EVERTEC’s client. In order for the merchant to be able to accept payment with such credit card, the merchant must be authorized by a financial institution that is a member of one or more of the Card Associations. A transaction that is initiated at the merchant’s terminal is transmitted to the Card Association server and from there it is routed to EVERTEC for authorization.
Pursuant to Card Association rules, EVERTEC must respond to a merchant’s request for authorization of a proposed transaction within seconds of receipt of the merchant’s request through the Card Association’s communications network. As part of the process of authorizing a credit card transaction on behalf of an Issuer Bank, EVERTEC receives from the Card Associations only the information necessary to be able to authorize or reject the transaction. In particular, EVERTEC receives the following information in the electronic transmission from the Card Associations:
•	the Card Association and card type;

•	the card holder’s credit card number;

•	the transaction amount, date and time;

•	the merchant’s name and address; and

•	the country code and currency code of the merchant seeking authorization for the proposed transaction.
In its limited role of third party processor acting on behalf of Issuer Banks, EVERTEC does not have access to or handle the funds associated with a transaction. EVERTEC directs the Card Associations either to approve or reject transactions based on the parameters established by EVERTEC’s clients, the Issuer Banks. EVERTEC may also reject transactions based on other factors, including compliance with economic sanctions regulations. Where EVERTEC’s screening identifies a sanctioned country, EVERTEC generally refuses to authorize, or “rejects,” the transaction.

[1]	EVERTEC also processes debit card transactions through the PLUS system. EVERTEC’s role with respect to debit card transactions is essentially the same regardless of whether the transaction involves a debit or a credit.

Screening of Transactions Originating from Sanctioned Countries
To mitigate the risk that EVERTEC would inadvertently process transactions involving sanctioned countries, in November 2007, EVERTEC modified its card transaction processing software to screen the country code received in the authorization transmission against OFAC’s list of sanctioned countries. Currently, EVERTEC has filters in place to screen for and reject transactions originating from Iran, Sudan, Cuba, Burma and Libya.2 In this screening, EVERTEC has never identified a transaction originating from Iran, Sudan, Libya or Burma. Only transactions originating from Cuba have been identified.
We note that the Staff’s comment letter inquires about our past, current, and anticipated contacts with Syria. Syria is currently not included within the filters used to screen country codes because the sanctions program applicable to Syria is materially different from the restrictions applicable to other sanctioned countries. OFAC’s sanctions against Syria, 31 C.F.R. Part 542, are aimed at specific listed individuals and entities rather than at all transactions within Syrian territory. Accordingly, a U.S. person may freely travel to Syria and use his or her credit card to purchase goods and services from Syrian merchants, as long as the merchants are not targets of OFAC’s sanctions and the transactions do not involve a targeted Syrian bank.
EVERTEC processes approximately 15 million credit card transaction requests on behalf of its Issuer Bank clients each month. Based on the information gathered by EVERTEC, sanctions-related rejections have amounted to less than .001% of the total number of processed transactions.
Screening of Transactions Originating in Cuba
EVERTEC does not conduct business with Cuban entities or bank clients residing in countries subject to U.S. economic sanctions, such as Cuba, and does not have any agreements, commercial arrangements, or any other contacts with the governments of those sanctioned countries or entities controlled by their governments. Non-sanctioned persons issued cards by Issuer Banks (which are EVERTEC clients) may, however, travel to Cuba or other sanctioned countries and use their credit or debit cards to purchase goods or services. Such transactions are routed through the merchant’s acquiring bank (which is not an EVERTEC client), to the relevant Card Association, and then, to EVERTEC for processing and approval on behalf of the Issuer Bank client.
As disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2010 and the Corporation’s Form 10-K for the year ended December 31, 2010, EVERTEC operates in one or more Latin American and Caribbean Basin countries that expressly or through general banking laws and regulations prohibit compliance with the U.S. economic sanctions against Cuba. As a result, in order to not violate those locally applicable laws and regulations, prior to September 2010, EVERTEC processed Cuba-related transactions

[2]	The filter for Libya was added pursuant to Executive Order 13566 of February 25, 2011.

involving Costa Rica and Venezuala that EVERTEC believed could not be rejected under governing local law and policies, but which nevertheless may have not been consistent with the U.S. economic sanctions regulations. Notwithstanding the risk of violating these locally applicable laws, in September 2010, EVERTEC ceased processing Cuba-related credit card transactions and transmitting data associated with certain Cuba-related debit card transactions involving Costa Rica and Venezuela.
Sale of Evertec
On September 30, 2010, we completed the sale, pursuant to a merger agreement, dated as of June 30, 2010, of a 51% interest in EVERTEC, including the merchant acquiring business of Banco Popular de Puerto Rico (the “EVERTEC transaction”), to funds managed by Apollo Management, L.P. (“Apollo”) in a leveraged buyout. We retained EVERTEC’s operations in Venezuela and certain related contracts, including the operations that, until September 30, 2010 processed Cuba-related transactions involving Venezuela that EVERTEC believed could not be rejected under governing local law and policies.
Since the consummation of the EVERTEC transaction, EVERTEC has been a wholly-owned subsidiary of Holdings and us initially owning 51% and 49%, respectively.
10.	Please discuss the materiality of your contacts with Iran, Syria, Sudan, or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan, and Cuba.

Management’s Response:

As discussed above, EVERTEC does not conduct business with Cuban entities or bank clients residing in countries subject to U.S. economic sanctions, such as Cuba, and does not have any agreements, commercial arrangements, or any other contacts with the governments of those sanctioned countries or entities controlled by their governments. Non-sanctioned persons issued cards by Issuer Banks (which are EVERTEC clients) may, however, travel to Cuba or other sanctioned countries and purchase goods or services. Such transactions are routed through the merchant’s acquiring bank (which is not an

EVERTEC client), to the relevant Card Association, and then, to EVERTEC for processing and approval on behalf of the Issuer Bank client.
As disclosed in the Corporation’s Form 10-Q for the quarter ended September 30, 2010 and the Corporation’s Form 10-K for the year ended December 31, 2010, EVERTEC operates in one or more Latin American and Caribbean Basin countries that expressly or through general banking laws and regulations prohibit compliance with the U.S. economic sanctions against Cuba. As a result, in order to not violate those locally applicable laws and regulations, prior to September 2010, EVERTEC processed Cuba-related transactions involving Costa Rica and Venezuela that EVERTEC believed could not be rejected under governing local law and policies, but which nevertheless may have not been consistent with the U.S. economic sanctions regulations. Notwithstanding the risk of violating these locally applicable laws, in September 30, 2010, EVERTEC ceased processing Cuba-related credit card transactions and transmitting data associated with certain Cuba-related debit card transactions involving Costa Rica and Venezuela.
As discussed above, EVERTEC processes approximately 15 million credit card transaction requests on behalf of its Issuer Bank clients each month. Based on the information gathered by EVERTEC, sanctions-related rejections have amounted to less than .001% of the total number of processed transactions.
Also as discussed above, on September 30, 2010, we sold a 51% ownership interest in EVERTEC and are no longer directly involved in the processing business of EVERTEC.
We have been informed by EVERTEC that it has adopted policies and procedures to screen for and reject transactions in which its customers’ customers may purchase goods or services in sanctioned countries. As noted above, the transactions at issue in EVERTEC’s September and November 2010 voluntary disclosures to OFAC (which are described in the Corporation’s Form 10-K for the year ended December 31, 2010) have been terminated and are not expected to represent a material risk going forward.
Based on these considerations, we do not consider our contacts with sanctioned countries to constitute a material investment risk for our security holders, either on a quantitative or a qualitative basis. In reaching that conclusion, we have considered particularly (1) that sanctions-related rejections have amounted to less than .001% of the total number of transactions processed by EVERTEC, (2) the number of Cuba-related credit card transactions processed involving Costa Rica and Venezuela that EVERTEC believed could not be rejected under governing local law and policies was also very small and those transactions are now being rejected, (3) although we continue to have a 49% interest in EVERTEC, EVERTEC is no longer a subsidiary of the Corporation, and (4) we understand that EVERTEC maintains policies and procedures to screen for and reject transactions in which its customers’ customers may purchase goods or services in sanctioned countries.

11.	Please update the status of your internal investigations and related OFAC disclosures and any OFAC proceedings or information requests in your subsequent periodic reports.

Management’s Response:

As discussed above, on September 30, 2010, we sold a 51% ownership interest in EVERTEC and are no longer directly involved in the processing business of EVERTEC. We have been informed by EVERTEC that it completed its internal review of these transactions and submitted final voluntary self-disclosures to OFAC in September and November 2010. EVERTEC has also informed us that it has not received a response from OFAC with respect to its voluntary self-disclosures. In addition, we have been informed by EVERTEC that it conducts periodic internal reviews to ensure that its compliance policies and procedures are appropriately implemented. Given that we no longer control EVERTEC and are no longer directly involved in its processing business, we do not consider that further disclosure regarding EVERTEC’s OFAC disclosures or proceedings is warranted in our future periodic filings, except to the extent they relate to potential violations that occurred prior to the sale for which we have agreed to indemnify EVERTEC.

12.	We note from disclosure in the above mentioned 10-Q that EVERTEC processed Cuba related credit card transactions involving Costa Rica and Venezuela that it believed could not be rejected under governing local law and policies. Please clarify in your subsequent periodic reports, if true, that these types of transactions may not represent just past isolated occurrences, but that in the future the company and/or its subsidiaries could process payments involving sanctioned countries if you or the subsidiaries believe such payments cannot be rejected under local law.

Management’s Response:

As discussed above, notwithstanding the risk of violating applicable governing local law and policies, in September 30, 2010, EVERTEC ceased processing Cuba-related credit card transactions and transmitting data for Cuba-related debit card transactions. EVERTEC has informed us that this continues to be its policy following the sale by us in September 2010 of a 51% ownership interest in EVERTEC.
Form 8-K filed on January 31, 2011
Popular Signs Letter of Intent to Sell Non-Performing Assets; Reclassifies Approximately $1 Billion of Loans as Held-for-Sale at Year End
13.	We note your disclosure that you intend to sell $500 million (book value) of construction and commercial real estate loans to a newly created joint venture that will be majority owned by an unrelated third party. In addition, we note that you will hold a 24.9% equity investment in the venture and provide financing to the venture for the acquisition of loans in an amount equal to 50% of the purchase price, pay certain closing costs, and provide financing to cover unfunded commitments related to certain construction projects and operating expenses to the venture. Please tell us in detail and disclose in future filings how you will account for this transaction and discuss your consideration of the consolidation guidance in ASC 810-10.
Management’s response:
The terms of the transaction continue under negotiation and, as disclosed in the Form 8-K, the transaction is subject to the completion of the due diligence by the counterparty and the execution of definitive documentation and customary closing conditions. The Corporation will continue to assess the accounting implications as the negotiation progresses. Management’s intent is to structure the deal so that it qualifies for sale accounting treatment and the Corporation is not required to consolidate the new entity (the venture). We will consider the sale and consolidation guidance in ASC Topic 810 as part of the accounting assessment. We will provide disclosures in future filings once the transaction materializes or a definitive agreement is signed, based on Form 8-K or Form 10-Q requirements, as applicable.
The only accounting aspect of the transaction that occurred as of December 31, 2010 was the reclassification of the loan portfolio to held-for-sale. For the quarter ended March 31, 2011, the only accounting aspect to be considered will be the recording of any “lower of cost or fair value adjustment” if necessary. The sale transaction is now expected to close during the second quarter of 2011.
Form 8-K filed on February 7, 2011
Exhibit 99.1 to the Form 8-K filed on February 7, 2011
Credit Quality
14.	We note disclosure that your allowance for loan losses decreased to $793 million at December 31, 2010 from $1.2 billion as of September 30, 2010 due to the reclassification of loans held-for-investment (HFI) to held-for-sale (HFS) and charge-offs of approximately $210 million of impaired commercial and construction loans. Please further clarify your statement that the change in loss recognition for impaired loans is mainly a timing issue that is consistent with regulatory guidelines. Given the change in your charge-off policy and the significant net charge-offs recorded in both 2009 ($1.03 billion) and 2010 ($1.15 billion) please tell us and disclose the following in your future filings:
•	Your charge-off policies for each type of loan and how and why you revised these policies during the fourth quarter of 2010;

Management’s Response:
Our charge-off policies are described in the Corporation’s Form 10-K for the year ended December 31, 2010, Non-Performing Assets Section of the Corporation’s Management Discussion and Analysis.
During the fourth quarter of year 2010, the Corporation decided that in the case of commercial and construction collateral dependent loans individually evaluated for impairment, the excess of the recorded investment over the fair value of the collateral (portion deemed as uncollectible) should be promptly charged-off, but in any event not later than the quarter following the quarter in which such excess was first recognized. Although the Puerto Rico Banking Law and Regulations allowed a longer period for the charge-off action on collateral dependent loans, the Corporation’s management adopted this approach as is considered to be more consistent with the current banking practices and economic conditions.
•	How the increasing level of charge-offs is factored in the determination of the different components of the allowance;
Management’s Response:
Management is currently analyzing the incorporation of the charge offs resulting from the recent change in the Corporation’s Allowance for Loan Losses. Since these charge-offs are a clear exception to the historical flow of losses, our determination to include the same in our base loss history must be properly weighted.
•	How you define “confirmed loss” for charge-off purposes and how that impacts the level of your allowance; and
Management’s Response:
The Corporation defines “confirmed loss” for charge-off purposes as the time in which the Corporation has sufficient independent available evidence, such as independent appraisal reports, that specific loans or portions thereof are deemed uncollectible. Charge-offs impact the following factors of the determination of the general reserves of the Corporation’s Allowance for Loan Losses:
•	Historical net loss rates (including losses from impaired loans) by loan type and by legal entity adjusted for recent net charge-off trends and environmental factors. The base net loss rates are based on the moving average of annualized net charge-offs computed over a 3-year historical loss window for commercial and construction loan portfolios, and an 18-month period for consumer loan portfolios.

•	Net charge-off trend factors are applied to adjust the base loss rates based on recent loss trends. The Corporation applies a trend factor when base losses are below the loss trends of last 6 months. The trend factor accounts for inherent imprecision and the

“lagging perspective” in base loss rates. In addition, Caps and Floors for the trend factor mitigate excessive volatility in the adjustment.
•	How partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends.
Management’s Response:
Partial charged-offs and full charged-offs are treated in the same way for purposes of coverage ratio, credit loss statistics and trends.
*****
We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana González, Senior Vice President and Corporate Comptroller, at 787-763-3258.
Sincerely,

/s/ Jorge A. Junquera Jorge A. Junquera
Senior Executive Vice President
and Chief Financial Officer